Exhibit 4.10

AMENDMENT NO. 7

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan, established effective as of July 1, 2006, and as subsequently amended (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

Appendix A to the Plan is amended, effective as of the first day of the first payroll period for the Plan Year beginning January 1, 2009, to provide as follows:

Supplemental Matching Formula(s) for Employees

Covered by a Collective Bargaining Agreement

Subject to the terms of the applicable collective bargaining agreement, as amended from time to time, Valor Telecommunications of Texas, LP d/b/a Windstream Communications Southeast, or Windstream Communications of Kerrville, L.P., as applicable, shall make a Supplemental Employer Matching Contribution on behalf of each Participant who is an employee covered by the collective bargaining agreement between such employers and CWA Local 6171 or CWA Local 7019 and is employed by the Controlled Group on the last day of the Plan Year in an amount equal to 50% of the first 6% of the Participant’s Compensation in such employment that he contributes to the Plan as Salary Deferral Contributions for the Plan Year.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 7 to the Windstream 401(k) Plan to be executed on this 15th day of July, 2008.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of the Benefits Committee